ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 202.857.6000 MAIN 202.857.6395 FAX afslaw.com Ralph De Martino Partner/Arentfox Schiff LLP 202.724.6848 Direct Ralph.Demartino@afslaw.com

April 26, 2022

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention: Jennifer Angelini

Sergio Chinos

Re: Nova LifeStyle, Inc. Registration Statement on Form S-3

Filed November 24, 2021 (File No. 333-261343)

To Whom It May Concern:

The undersigned serves as counsel to Nova LifeStyle, Inc. (“Nova”). Contemporaneous with the submission of this correspondence, Nova filed its Amendment No.1 (the “Amendment”) to its Registration Statement on Form S-3 filed November 24, 2021 (File No. 333-261343). The Amendment inter alia responds to the Staff’s comments included in the Staff’s letter dated December 7, 2021 and addressed to Thanh H. Lam, Chief Executive Officer of Nova. For the convenience of the Staff, the comments included in the Staff’s December 7, 2021 letter are reposted below (in bold) and Nova’s response follows each comment.

Registration Statement on Form S-3

General

1. Please provide your analysis as to whether you are a China-based issuer, i.e., a company based in or with a majority of your operations in China, Hong Kong, or Macao. Refer to CF Disclosure Guidance: Topic No. 10. Tell us where your principal business operations and management are located. Evaluate both current and expected operations, in light of your shift in operations from Macao to Hong Kong. Provide comparative information in support of your analysis, including quantification of relevant financial measures, such as revenues and assets.

April 26, 2022 Page 2

Nova LifeStyle, Inc. (“Nova”) is not a China-based issuer, as that term is contemplated by CF Disclosure Guidance: Topic No. 10. Nova’s management is located in Commerce, California and Nova’s principal business operations are located in Commerce, California and Malaysia. One of Nova’s subsidiaries, Diamond Bar Outdoors, Inc. (“Diamond Bar”), located in Commerce, California, generates the majority of Nova’s consolidated revenue. Diamond Bar imports furniture from Asian countries and sells it in the United States of America. A separate subsidiary, Nova Living (M) Sdn. Bhd. (“Nova Malaysia”), a corporation organized and existing under the laws of Malaysia, is located in Malaysia and sells jade mats in Malaysia from inventory which prior to February 15, 2022 was owned by another wholly-owned subsidiary of Nova, Nova Living (HK) Group Limited (“Nova HK”), a corporation organized and existing under the laws of Hong Kong and located in Hong Kong. Effective February 15, 2022, all of such jade mat inventory is owned by Nova Malaysia. Previously Nova also had a Macao subsidiary, Nova Furniture Macao Commercial Offshore Limited (“Nova Macao”) which was liquidated and its existence was terminated in January 2021. Disclosure of the commencement of the process of liquidation and termination of Nova HK’s existence has been incorporated in the Amendment on page 3 of the form of prospectus included therein.

Set forth below is a current organizational chart for Nova.

Nova LifeStyle Inc.(U.S.)
100%
Nova Furniture Limited (Samoa)
100%
Diamond Bar Outdoors, Inc. (U.S.)
100%
Nova Furniture Limited (B.V.I)
100%
I Design Blockchain Technology, Inc. (U.S.)
100%
Nova Living (M) SDN. BHD.(MAL)
100%
Nova Living (HK) Group Limited (H.K.)

April 26, 2022 Page 3

Nova HK, which currently is in the process of being liquidated, has a registered office in Hong Kong only. Nova HK has minimal operations, one Director and no other employees. During the period ended September 30, 2021 Nova HK realized revenue of $248,118, which represented only 2.53% of Nova’s total consolidated revenue of $9,798,154. All of Nova HK’s revenue was generated from the sale by Nova Malaysia of the jade mats owned by Nova HK. Prior to February 15, 2022, Nova HK was obligated to pay Nova Malaysia a 10% sales commission for all jade mats sold. Nova HK had total assets of $28,723,170 as of September 30, 2021, $25,471,135 of which consisted of jade mat inventory which is and was physically stored in Malaysia (and not in Hong Kong). As of September 30, 2021, Nova’s consolidated total assets were $40,329,598.

In the interest of eliminating all presence in the PRC, Macao and Hong Kong (and any other territory or protectorate of the PRC), on February 15, 2022, Nova caused Nova HK to transfer all of its right, title and interest in the jade mat inventory to Nova Malaysia and commenced the process of liquidation and termination of Nova HK’s existence.

Effective February 15, 2022, Nova Malaysia owns all of the jade mat inventory outright and realizes 100% of the profit or loss from the sale of the same. Nova Malaysia maintains an office, a service center and a warehouse in Malaysia. The office is used to fulfill Nova Malaysia’s business functions such as marketing and accounting. The service center includes a showroom at which jade mats are displayed to the public, and the services center provides the facilities at which product returns and repairs are handled. The jade mat inventory is stored at the warehouse. Nova Malaysia has three employees.

By way of summary, as of the date of this response Nova has no significant operations in the PRC, Macao or Hong Kong or any other PRC territory or protectorate, and does not have significant assets in the PRC, Macao or Hong Kong or any other PRC territory or protectorate. No sales are currently generated or will be generated from any of those locales; and the sum total of all personnel in those jurisdictions consists of the single Director of Nova HK (which is currently in the process of being liquidated) in Hong Kong.

April 26, 2022 Page 4

Risk Factors

Our shares may be delisted under the HFCA Act . . . , page 6

2. Please expand your risk factor disclosure to discuss that the Securities and Exchange Commission has adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. Describe the consequences of becoming a Commission-identified issuer and disclose the material risks to the company and investors. For example, disclose the risk that trading in your securities could be prohibited under the HFCA Act and as a result an exchange may determine to delist your shares, each of which could cause the value of your securities to significantly decline or be worthless.

The requested changes in disclosure have been made to the Risk Factor entitled “Our shares may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors with presence in China, and the delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on pages 6 of the form of prospectus included in the Amendment.

If you have any comments or questions please feel free to address them to the undersigned. Please note that effective March 1, 2022 my former law firm, Schiff Hardin LLP, merged with Arent Fox LLP and my physical and email addresses have changed as a result. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

_________________

Thank you in advance for your prompt attention to this Correspondence and to the Amendment.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: Ms. Thanh (Tawny) H. Lam